AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
July 28, 2006
Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 450 Fifth Street, NW Washington, D.C. 20549
Attn:	Linda van Doorn
Thomas Flinn

Re:	AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2005

Ladies & Gentlemen:
               This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a letter dated July 14, 2006. The Partnership’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comment in the Staff’s letter.
*       *       *       *       *
Note 12 — Partners’ Capital
High Performance Units, page F-32
1.	Comment: We note that you have issued different classes of High Performance Units to entities that are comprised of your employees and or senior management. Please tell us what the required benchmarks are for each class, what happens when the required benchmarks are reached, if they have ever been reached, the consideration paid for each unit and how that compared to the stock price of Apartment Investment and Management Company, and how the value of each class of High Performance Units was determined. In addition explain to us how you considered the compensation elements of these units under SFAS 123 and APB 25, as applicable.
Response: In response to the Staff’s question regarding SFAS 123 and APB 25, each investor in the High Performance Units (“HPUs”) pays fair value at inception for his or her interest as determined by an independent valuation firm that values the HPU investment programs. SFAS 123 and APB 25 address employee equity compensation arrangements and do not apply to the sale of equity instruments at fair value. Because the HPU investment programs represent the sale

United States Securities and Exchange Commission
July 28, 2006

of interests in the Partnership at fair value, the Partnership therefore determined that SFAS 123 and APB 25 do not apply. With respect to the Staff’s other questions regarding the structure of the HPU programs, the Partnership provides Attachment A, which is an excerpt from the definitive proxy statement for Apartment Investment and Management Company for 2006 and in summary provides as follows: (a) the required benchmarks for each class are based on exceeding specified total return thresholds (e.g., 115% of the MSCI US REIT Index and a cumulative Apartment Investment and Management Company (“Aimco”) total return of at least 36.8%); (b) when the required benchmarks are reached, the HPUs convert into a greater number of HPUs based on the extent of Aimco’s outperformance of the benchmarks, and if the required benchmarks are not reached, the HPUs have nominal value; (c) the benchmarks were reached only in the case of the Class I HPUs; in the case of Class II, Class III, Class IV, Class V and Class VI HPUs the benchmarks were not reached; and in the case of Class VII, Class VIII and Class IX HPUs, the valuation periods have not expired; (d) the consideration paid for the HPUs is based on fair value as determined by an independent valuation firm; and (e) the valuation is not directly linked to the stock price of Aimco Class A Common Stock; however, a 20-consecutive trading day volume-weighted average of Aimco Class A Common Stock is used as the initial value of the Class A Common Stock for purposes calculating total return and is also used to determine the total return of the Class A Common Stock at the conclusion of the valuation period.
2.	Comment: Please tell what consideration you gave to presenting the company’s earnings per share under the Two-Class method as discussed in paragraphs 60 and 61 of SFAS 128.
Response: The Partnership does not formally apply the two-class method because the rights of the holders of HPUs to participate in distributions and undistributed earnings are equivalent to those of holders of common partnership units (“common OP Units”). Accordingly, the Partnership includes outstanding HPUs in the denominator for basic and diluted earnings per common OP Unit. The calculated earnings per unit amounts apply to both common OP Units and to HPUs.
The HPUs could perhaps be viewed as a participating security as contemplated in paragraph 60(a) of SFAS 128 because HPUs are in form a separate class of equity and “participate in dividends with common stocks according to a predetermined formula.” The predetermined formula that applies to HPUs is disclosed in Note 12 to the Partnership’s 2005 financial statements: “The holders of these units receive distributions and allocations of income and loss from us in the same amounts and at the same times as would holders of the same number of common OP Units.” Although separate calculations of earnings per unit could be made for common OP Units and HPUs using the two-class method, the separately calculated amounts would be identical in all instances.
As discussed in Attachment A, the number of HPUs that ultimately may be issued is contingent on the achievement of certain performance benchmarks during a three-year valuation period. During that period, the HPUs are accounted for as contingently issuable shares in accordance with paragraphs 30-35 of SFAS 128 and potentially may be included in the denominator for diluted earnings per share. As of December 31, 2005 and 2004, no class of HPUs for which the relevant valuation period had not ended had attained the specified benchmarks that would result

United States Securities and Exchange Commission
July 28, 2006

in the issuance of additional HPUs. Accordingly, no incremental HPUs were included in the denominator for the Partnership’s diluted earning per unit for the years ended December 31, 2005 and 2004.
     As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions regarding the information provided, please contact Miles Cortez, Executive Vice President, General Counsel and Secretary of AIMCO-GP, Inc., the general partner of the Partnership, at (303) 691-4301 (phone) or (303) 300-3297 (facsimile), or me at (303) 691-4307 (phone) or (303) 300-3284 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Cortez as an addressee.

Sincerely,
/s/ Thomas M. Herzog
Thomas M. Herzog
Executive Vice President and Chief Financial Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Miles Cortez Robert Y. Walker, IV

ATTACHMENT A
EXCERPT FROM APARTMENT INVESTMENT AND MANAGEMENT COMPANY
DEFINITIVE 14A FILED MARCH 27, 2006
PROPOSAL 3:
APPROVAL OF THE SALE OF HIGH PERFORMANCE UNITS
      As an additional step in furtherance of Aimco’s goal of increasing Aimco’s adjusted funds from operations, dividend income and share price by making equity ownership the primary economic motivation of its officers, in January 1998, AIMCO Properties, L.P. (the “Operating Partnership”) sold an aggregate of 15,000 Class I High Performance Partnership Units (the “Class I Units”) to a joint venture formed by 14 of Aimco’s officers and to three of Aimco’s independent directors. Based on the success of the Class I Units, in January 2001, the Board decided to offer to sell to employees of Aimco’s subsidiaries additional High Performance Units. In 2001, upon approval of stockholders, the Operating Partnership sold an aggregate of 15,000 of its Class II, III, and IV High Performance Partnership Units (the “Class II Units,” “Class III Units” and “Class IV Units”) to three limited liability companies formed by over 50 employees. In 2002, upon approval of stockholders, the Operating Partnership sold 4,398 of its Class V High Performance Partnership Units (the “Class V Units”) to a limited liability company formed by over 40 employees. In 2003, upon approval of stockholders, the Operating Partnership sold 5,000 of its Class VI High Performance Units (“Class VI Units”) to a limited liability company formed by approximately 40 employees. In 2004, upon the approval of stockholders, the Operating Partnership sold 4,109 of its Class VII High Performance Units (“Class VII Units”) to a limited liability company formed by approximately 22 employees. In 2005, upon the approval of stockholders, the Operating Partnership sold 5,000 of its Class VIII High Performance Units (“Class VIII Units”) to a limited liability company formed by 15 employees. Unlike Common Stock, common partnership units in the Operating Partnership (“OP Units”) and options to purchase Common Stock, the High Performance Units provide the following advantages to Aimco:

•	the Operating Partnership receives cash consideration for an interest that will have nominal cost to Aimco unless the total return to Aimco’s stockholders for the relevant measurement period exceeds a minimum hurdle rate and is significantly better than the industry average (as measured by the MSCI US REIT Index); and

•	any value received by the purchasers of the High Performance Units is not readily transferable and constitutes a long-term investment in Aimco, providing a substantial and enduring alignment of the long-term economic interests of Aimco and the participating officers and employees.

Attachment A, cont.
      The following table details the results of the High Performance Units that have been previously issued and for which the relevant measurement period has ended:

	Class I	Class II	Class III	Class IV	Class V	Class VI
	Units	Units	Units	Units	Units	Units

Measurement Period	1/1/98- 12/31/00	1/1/01- 12/31/01	1/1/01- 12/31/02	1/1/01- 12/31/03	1/1/02- 12/31/04	1/1/03- 12/31/05
Aimco Total Return	59.24%	0.21%	(11.40)%	(10.09)%	5.01%	29.86%
Morgan Stanley REIT Index Total Return	0.58%	12.83%	16.94%	59.91%	86.35%	101.61%(1)
Minimum Return for Measurement Period	30.00%	11.00%	23.21%	36.76%	36.76%	36.76%
Outperformance Return	29.24%	0.00%	0.00%	0.00%	0.00%	0.00%
Weighted Average Market Value of Outstanding Equity (in millions)	$2,623	$3,858	$4,063	$4,012	$3,844	$3,821
Outperformance Stockholder Value Added(2)	$767	$0	$0	$0	$0	$0
Value of Units(2)	$115	$0	$0	$0	$0	$0

(1)	Effective June 20, 2005, the Morgan Stanley REIT Index ceased to exist. The MSCI US REIT Index replaced the Morgan Stanley REIT Index and the Aimco Board designated the MSCI US REIT Index as the peer index for purposes of valuing the Class VI Units, the Class VII Units and the Class VIII Units.

(2)	In millions, at end of measurement period.
      As shown in the above table, the Class II Units, the Class III Units, the Class IV Units, the Class V Units and the Class VI Units were valued at $0, and therefore, the allocable investments made by the holders of $1.275 million, $1.793 million, $1.793 million, $937,601, and $985,000, respectively, were lost.
      In addition to the Class I Units, Class II Units, Class III Units, Class IV Units, Class V Units and Class VI Units described above, the Operating Partnership has issued 4,109 Class VII Units and 5,000 Class VIII Units, which have measurement periods of January 1, 2004, through December 31, 2006, and January 1, 2005, through December 31, 2007, respectively.
      The following table details the results of the High Performance Units that have been previously issued and for which the relevant measurement periods have not yet ended:

	Class VII Units	Class VIII Units

Measurement Period	1/1/04-12/31/06	1/1/05-12/31/07
Aimco Total Return(1)	39.27%	9.35%
MSCI US REIT Index Total Return(1)(2)	47.44%	12.13%
Minimum Return for Measurement Period	23.21%	11.00%
Outperformance Return(1)	0.00%	0.00%
Weighted Average Market Value of Outstanding Equity (in millions)(1)	$3,790	$3,506
Outperformance Stockholder Value Added (at 12/31/05)	$0	$0
Value of Units (at 12/31/05)	$0	$0

(1)	For the period from 1/1/04 through 12/31/05 for Class VII Units and 1/1/05 through 12/31/05 for the Class VIII Units.

(2)	The Morgan Stanley REIT Index was the original peer comparison index. However, effective June 20, 2005, the Morgan Stanley REIT Index ceased to exist and the Aimco Board designated the MSCI US REIT Index as the peer comparison index.
      As shown in the above table, the Class VII Units and the Class VIII Units were valued at $0 for the portion of the measurement period through December 31, 2005, however, the full measurement period ends on December 31, 2006, for the Class VII Units and on December 31, 2007 for the Class VIII Units.

Attachment A, cont.
      This year, the Board has decided to sell a new class of High Performance Units (the “Class IX High Performance Partnership Units” or “Class IX Units”), which have substantially the same characteristics as the Class VIII Units sold in 2005 except for a different three year measurement period. Up to 5,000 Class IX Units will be offered for sale. The specific characteristics of the Class IX Units are shown below:

•	The Class IX Units will have a three-year measurement period starting on January 1, 2006, and ending December 31, 2008.

•	The Class IX Units will have nominal value unless the Aimco total return (dividend income plus share price appreciation) exceeds 115% of the cumulative total return of the MSCI US REIT Index and has a cumulative total return for the three year period of at least 36.8% (equivalent to 11% per year compounded).

•	The amount, if any, by which the total return of the Common Stock over the measurement period exceeds the applicable total return hurdle will be considered the “Outperformance Return.”

•	Outperformance Return multiplied by Aimco’s average market capitalization will be considered “Outperformance Stockholder Value Added” for stockholders.

•	If the minimum total return hurdle is met as of December 31, 2008, the holders of the new High Performance Units will thereafter receive distributions and allocations of income and loss at the same time and in the same amount (subject to certain exceptions upon liquidation of the Operating Partnership) as a number of OP Units equal to (i) 5% of Outperformance Stockholder Value Added (subject to proration if fewer than 5,000 Class IX Units are sold), divided by (ii) the average volume weighted price of Common Stock over the 20 trading days ending on the determination date (subject to the limits on dilution described below).

•	Investment in the new joint venture that will purchase the High Performance Units will be offered to certain of Aimco’s officers, and there will be no participation by the independent board members.

•	After the measurement period, the Class IX Units may be distributed to the joint venture participants. Thereafter, the Class IX Units are not transferable (except to family trusts or partnerships) until the holder of the units dies, and are not exchangeable for Common Stock unless there is a change of control of Aimco.

•	The dilutive impact to Aimco’s stockholders from the Class IX Units will be limited to 1.0% (subject to proration if fewer than 5,000 Class IX Units are sold).

•	In calculating the Aimco total returns for the Class IX Units, the initial value of the Common Stock will be $38.54. It is an average of the volume-weighted daily trading price of the Common Stock for the 20 consecutive trading days immediately preceding the end of the period on December 31, 2005. This was also the price used to determine the total return of the Common Stock for purposes of valuing the Class VI Units issued in January 2003, for which the measurement period ended on December 31, 2005.
      Aimco’s Board has determined, based upon the advice of an independent valuation expert, that the fair value of the 5,000 Class IX Units is $875,000 in the aggregate. The employees who are offered the opportunity to invest in the Class IX Units will do so through a senior management partnership, SMP 2009, L.L.C., a Delaware limited liability company (the “SMP”), which will hold the Class IX Units until their valuation date. The SMP will be formed solely for the purpose of holding the Class IX Units until their valuation date, and the SMP will have no assets other than the Class IX Units. The terms of the limited liability company agreement of the SMP will restrict the employees’ ability to transfer their interests, and provides the SMP with a right to repurchase the interest of any employee at the original purchase price if such employee’s employment with Aimco is terminated for any reason (other than by death or disability) before the end of the measurement period. As with previous High Performance Units, the employees are investing through a limited liability company to ensure that there is no opportunity to profit from the ownership of High Performance Units before the valuation date.

Attachment A, cont.
      Aimco intends to offer the Class IX Units without registration under the Securities Act of 1933, as amended (the “Act”), in reliance upon Section 4(2) and Regulation D thereunder. Neither Aimco, the Operating Partnership, the SMP nor any other person or entity will offer or sell the securities by any form of general solicitation or general advertising. As indicated above, the aggregate price for the Class IX Units will be less than $1 million. Each employee-investor will receive the requisite information to make an informed investment decision. Each employee-investor must represent that he or she is acquiring the securities for himself or herself and not for any other person and that he or she understands that the securities have not been registered under the Act, and cannot be resold unless they are registered or an exemption from registration is available and that the certificates representing the securities will bear a restrictive legend to such effect. Interests in the SMP will be offered and sold only to a limited number of employees. The total number of purchasers (excluding “accredited investors” as defined in Rule 501 under the Act) will not exceed 35. Each purchaser who is not an accredited investor must have such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment.
      A family partnership controlled by Terry Considine is expected to own up to approximately 90% of the SMP (for HPU VIII, a Considine family partnership owns approximately 89% of the limited liability company). Other employees will own the remaining interests in the SMP; however, the total number of purchasers will not exceed 35 (excluding accredited investors). The $875,000 aggregate purchase price to be paid by the SMP for the Class IX Units will be funded with cash contributions from the employees participating in the SMP. Aimco will not make loans to executive officers to fund their cash contributions to the SMP, but Aimco may make loans to facilitate the participation of non-executive officers. These loans will be full recourse, will be payable through payroll deductions and will be required to be paid in full by October 31, 2006. To the extent that offerees elect not to participate, their interests will be offered to other participants on a proportionate basis.
      Holders of the Class IX Units will not be able to redeem their Class IX Units unless a change of control (as defined in the Operating Partnership’s Agreement of Limited Partnership) occurs. Prior to the date (the “Valuation Date”) that is the earlier of (i) January 1, 2009 or (ii) the date on which a change of control occurs, each Class IX Unit will entitle the holder thereof to receive distributions and allocations of income and loss from the Operating Partnership in the same amounts and at the same times (subject to certain exceptions upon liquidation of the Operating Partnership) as would a holder of 0.01 OP Units. If, on the Valuation Date, the cumulative Total Return of the Common Stock from January 1, 2006 to December 31, 2008 (the “Measurement Period”) exceeds 115% of the cumulative Total Return of a peer group index over the same period, and is at least the equivalent of a 36.8% cumulative Total Return over the three year period (the “Minimum Return”), then, on and after the Valuation Date, each Class IX Unit will convert into a number of Class IX Units equal to (i) the product of (A) 5% (subject to proration if fewer than 5,000 Class IX Units are sold) of the amount by which the cumulative Total Return of the Common Stock over the Measurement Period exceeds the greater of the Minimum Return or 115% of a peer group index (such excess being the “Outperformance Return”), multiplied by (B) the weighted average market value of Aimco’s equity capitalization (including Common Stock and OP Units but not preferred stock or preferred units), divided by (ii) the product of (A) the market value of one share of Common Stock on the Valuation Date and (B) the number of Class IX Units then outstanding. However, the new number of Class IX Units may not exceed 1.0% (subject to proration if fewer than 5,000 Class IX Units are sold) of the number of shares of Common Stock and OP Units outstanding, on a fully diluted basis (based on the sum of (i) the fully diluted number of shares used to determine Adjusted Funds From Operations (“AFFO”) per share and (ii) the fully diluted number of common OP Units and equivalents outstanding on the Valuation Date). If, on the Valuation Date, the cumulative Total Return of the Common Stock does not satisfy these criteria, then each Class IX Unit will convert into 0.01 of a Class IX Unit. On and after the Valuation Date, each Class IX Unit will entitle the holder thereof to receive distributions and allocations of income and loss from the Operating Partnership in the same amounts and at the same time (subject to certain exceptions upon liquidation of the Operating Partnership) as would a holder of one OP Unit. For purposes of determining the market value of Common Stock or OP Units as of any date, the average of the volume-weighted daily trading price of the Common Stock for the 20 consecutive trading days immediately preceding such date is used, except that the value of a share of Common Stock as of January 1, 2006, will be $38.54, the price used to determine the value of the

Attachment A, cont.
Class VI Units as of December 31, 2005 (which is the average of the volume-weighted daily trading price of the Common Stock for the 20 consecutive trading days immediately preceding December 31, 2005).
      The MSCI US REIT Index will be used as the peer group index (the “Peer Group Index”) for purposes of the new High Performance Units. The MSCI US REIT Index is a capitalization-weighted index, with dividends reinvested, of the most actively traded real estate investment trusts. As of January 3, 2006, the MSCI US REIT Index was comprised of 111 real estate investment trusts selected by Morgan Stanley Capital International Inc. The Board of Aimco has selected this index because it believes that it is the real estate investment trust index most widely reported and accepted among institutional investors. The Board may select a different index if it determines that the MSCI US REIT Index is no longer an appropriate comparison for Aimco; if the MSCI US REIT Index is not maintained throughout the Measurement Period; or for any other reason that the Board determines.
      “Total Return” means, for any security and for any period, the cumulative total return for such security over such period, as measured by (i) the sum of (a) the cumulative amount of dividends paid in respect of such security for such period (assuming that all cash dividends are reinvested in such security as of the payment date for such dividend based on the security price on the dividend payment date), and (b) an amount equal to (x) the security price at the end of such period, minus (y) the security price at the beginning of such period, divided by (ii) the security price at the beginning of the measurement period; provided, however, that if the foregoing calculation results in a negative number, the Total Return shall be equal to zero.
      The Class IX Units are subject to certain restrictions on transfer. The SMP may not transfer the Class IX Units until after the Valuation Date, and then only to its participants or to one of their family members (or a family-owned entity). Individuals may not transfer High Performance Units except to a family member (or a family-owned entity) or in the event of death or disability. The Class IX Units are not convertible into Common Stock. However, in the event of a change of control of Aimco, holders of the Class IX Units will have redemption rights similar to those of holders of OP Units. Upon the occurrence of a change of control, any holder of the Class IX Units may, subject to certain restrictions, require the Operating Partnership to redeem all or a portion of the Class IX Units held by such party in exchange for a cash payment per unit equal to their market value at the time of redemption. However, in the event that any Class IX Units are tendered for redemption, the Operating Partnership’s obligation to pay the redemption price is subject to the prior right of Aimco to acquire such Class IX Units in exchange for an equal number of shares of Common Stock (subject to certain adjustments).
      Although Aimco does not believe that the sale of the Class IX Units will have an anti-takeover effect, the Class IX Units could increase the potential cost of acquiring control of Aimco and thereby discourage an attempt to take control of Aimco. However, the Board is not aware of any attempt to take control of Aimco and the Board has not approved the sale of the Class IX Units with the intention of discouraging any such attempt.
      If Aimco’s Total Return over the Measurement Period exceeds 115% of the Total Return of the MSCI US REIT Index and exceeds the Minimum Return of 36.8% over three years, then the holders of the Class IX Units could be entitled to as much as 1% (percentage based on the valuation date and is subject to proration if fewer than 5,000 Class IX Units are sold) of future distributions made by the Operating Partnership. This would have a dilutive effect on future earnings per share of Common Stock, and on Aimco’s equity ownership in the Operating Partnership after the Valuation Date. However, the maximum dilutive effect for the new class of High Performance Units will be 1.0% of the number of shares of Common Stock and OP Units outstanding, on a fully diluted basis (based on the sum of (i) the fully diluted number of shares used to determine AFFO per share and (ii) the fully diluted number of common OP Units and equivalents outstanding on the Valuation Date).
      The table below illustrates the value of the Class IX Units on the Valuation Date under different circumstances. The table demonstrates the value of the Class IX Units at given prices for Common Stock and the total return calculated at that price compared to both the Minimum Return and 115% of the peer group total return. For purposes of this illustration, the “value” of the Class IX Units is calculated by multiplying (a) 5% of the Outperformance Return, by (b) the weighted average market value of Aimco’s equity

Attachment A, cont.
capitalization (including Common Stock and OP Units not held by Aimco) over the Measurement Period. However, this determination of value does not represent the actual fair market value of the Class IX Units on the Valuation Date because the Class IX Units are subject to substantial restrictions on transfer and, in the absence of a change of control, do not entitle the holders thereof to any redemption rights. Except as otherwise indicated, it is assumed, for purposes of the illustration, that the Valuation Date is January 1, 2009, and the weighted average market value of outstanding equity (Common Stock and OP Units not held by Aimco) during the Measurement Period is $4.088 billion. Other important assumptions are set forth in the footnotes below the following table.
      The table below is for illustrative purposes only and there can be no assurance that actual outcomes will be within the ranges used. Some of the factors that could affect the results set forth in the table are the Total Return of the Common Stock relative to the Total Return of the MSCI US REIT Index, and the market value of the average outstanding equity of Aimco during the Measurement Period. These factors may be affected by general economic conditions, local real estate conditions and the dividend policy of Aimco.
Class IX High Performance Partnership Units — Three Year Program
Valuation Analysis as of December 31, 2005
      5,000 Class IX High Performance Partnership Units
      $875,000 Cash proceeds to Company from initial investment(1)

									OP Unit
						Out-	Value of		Dilution as a
			115% of		Average	performance	High		Percentage of
	AIMCO		MSCI US REIT	Out-	Market	Stockholder	Performance	OP Unit	Total Diluted
Stock	Total	Minimum	Index Total	performance	Capitalization	Value Added	Units	Dilution	Shares
Price	Return(2)	Return(3)	Return(3)	Return(4)	(thousands)(5)	(thousands)(6)	(thousands)(7)	(thousands)(8)	Outstanding(9)

$44.00	32.85%	36.8%		0.00%	$4,087,976	$—	$2	—	0.00%
			40.00%	0.00%	4,087,976	—	2	—	0.00%
			60.00%	0.00%	4,087,976	—	2	—	0.00%
46.00	38.04%	36.8%		1.24%	4,087,976	50,626	2,531	55	0.05%
			40.00%	0.00%	4,087,976	—	2	—	0.00%
			60.00%	0.00%	4,087,976	—	2	—	0.00%
48.00	43.23%	36.8%		6.43%	4,087,976	262,768	13,138	274	0.26%
			40.00%	3.23%	4,087,976	131,952	6,598	137	0.13%
			60.00%	0.00%	4,087,976	—	2	—	0.00%
50.00	48.42%	36.8%		11.62%	4,087,976	474,910	23,745	475	0.45%
			40.00%	8.42%	4,087,976	344,094	17,205	344	0.32%
			60.00%	0.00%	4,087,976	—	3	—	0.00%
52.00	53.61%	36.8%		16.81%	4,087,976	687,052	34,353	661	0.62%
			40.00%	13.61%	4,087,976	556,236	27,812	535	0.50%
			60.00%	0.00%	4,087,976	—	3	—	0.00%
54.00	58.80%	36.8%		22.00%	4,087,976	899,194	44,960	833	0.78%
			40.00%	18.80%	4,087,976	768,378	38,419	711	0.67%
			60.00%	0.00%	4,087,976	—	3	—	0.00%
56.00	63.99%	36.8%		27.19%	4,087,976	1,111,336	55,567	992	0.94%
			40.00%	23.99%	4,087,976	980,520	49,026	875	0.83%
			60.00%	3.99%	4,087,976	162,925	8,146	145	0.14%
58.00	69.17%	36.8%		32.37%	4,087,976	1,323,478	61,780	1,065	1.00	%(10)
			40.00%	29.17%	4,087,976	1,192,662	59,633	1,028	0.97%
			60.00%	9.17%	4,087,976	375,067	18,753	323	0.30%

Attachment A, cont.

(1)	If “Outperformance Stockholder Value Added” is $0, the “Cash Proceeds to Company from Initial Investment” is calculated by subtracting the “Value of High Performance Units” from $875,000 which is the purchase price of 5,000 Class IX Units.

(2)	Aimco Total Return is calculated in the above example as follows: ((Stock Price + 2006 Annual Dividend + 2007 Annual Dividend + 2008 Annual Dividend) - $38.54)/$38.54, where each Annual Dividend equals $2.40.

(3)	At each price shown above in the Stock Price column, the first example assumes that the Minimum Return controls the valuation and the second and third examples assume that 115% of the MSCI US REIT Index Total Return controls the valuation.

(4)	“Outperformance Return” is the amount, if any, by which the total return of the Common Stock over the measurement period exceeds the Minimum Return or 115% of the MSCI US REIT Index Total Return.

(5)	Assumes the market value of outstanding equity (Common Stock and common OP Units) at December 31, 2005, throughout the measurement period.

(6)	“Outperformance Stockholder Value Added” is calculated by multiplying the Outperformance Return by the average market capitalization.

(7)	The “Value of High Performance Units” is calculated by multiplying the Outperformance Stockholder Value Added by 5%. If Outperformance Stockholder Return is $0, the Value of High Performance Units is calculated by multiplying the stock price by 50 OP Units, and the initial investment of $875,000 for the Class IX Units will continue to be treated as contributed equity on the balance sheet of the Operating Partnership.

(8)	The “OP Unit Dilution” is calculated by dividing the Value of High Performance Units by the stock price at the end of the period.

(9)	“OP Unit Dilution as a Percentage of Total Diluted Shares Outstanding” is calculated by dividing the OP Unit Dilution by the sum of (i) the fully diluted number of shares used to determine AFFO per share (based on the number of shares of Common Stock outstanding at December 31, 2005) and (ii) the fully diluted number of common OP Units and equivalents outstanding at December 31, 2005.

(10)	The maximum “OP Unit dilution as a percentage of Total Diluted Shares Outstanding” for the Class IX Units is 1.0%.
      The affirmative vote of a majority of the votes cast regarding the proposal is required for approval of the sale of the new High Performance Units, provided that the total votes cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal. For purposes of the vote on the sale of the new High Performance Units, abstentions will have the same effect as votes against the proposal and broker non-votes will have the same effect as votes against the proposal, unless holders of more than 50% in interest of all securities entitled to vote on the proposal cast votes, in which event broker non-votes will not have any effect on the result of the vote. Unless instructed to the contrary in the proxy, the shares represented by proxies will be voted FOR the proposal to approve the sale of the new High Performance Units.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE
SALE OF THE HIGH PERFORMANCE UNITS.